Edible Garden AG Incorporated

283 County Road 519

Belvidere, NJ 07823

January 29, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Margaret Sawicki

Re:	Edible Garden AG Incorporated Registration Statement on Form S-3 (File No. 333-284360)

Ladies and Gentlemen:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended, Edible Garden AG Incorporated hereby requests that the effectiveness of the registration statement on Form S-3 (File No. 333-284360), initially filed with the U.S. Securities and Exchange Commission on January 21, 2025, as amended by Pre-Effective Amendment No. 1 filed on January 28, 2025, be accelerated so that the registration statement becomes effective at 9:15 a.m. Eastern Time on January 31, 2025 or as soon thereafter as practicable.

If you have any questions or comments, please contact Alexander McClean of Harter Secrest & Emery at (585) 231-1248.

Very truly yours,

Edible Garden AG Incorporated

By:	/s/ James E. Kras
James E. Kras Chief Executive Officer